UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 18 July 2022, London UK

Completion of GSK Share Consolidation

GSK plc (LSE/NYSE: GSK) is pleased to announce that further to the Circular and Notice of General Meeting published by GSK on 1 June 2022, and following the announcements of 6 July 2022 that shareholder approval was granted at the GSK General Meeting and of 18 July 2022 that GSK has completed the demerger of the Consumer Healthcare business from the GSK Group to form Haleon, the consolidation of GSK shares (the “GSK Share Consolidation”) will become effective at 8.00 a.m. tomorrow (Tuesday 19 July 2022).

Admission of GSK’s new ordinary shares to the premium listing segment of the Official List of the Financial Conduct Authority (“FCA”) and to trading on the London Stock Exchange's Main Market for listed securities will take place at 8.00 a.m. tomorrow.

Further information on key dates in relation to the GSK Share Consolidation is set out at the end of this announcement (“Expected Timetable of Principal Events”) and can also be found in the Circular to Shareholders published on 1 June 2022. The Circular is available on GSK’s website at www.gsk.com/demerger.

The new ordinary shares will be registered with:

ISIN number	GB00BN7SWP63
SEDOL number	BN7SWP6

As at the record time of 8.00 p.m. (UK) on Monday 18 July 2022, the GSK Share Consolidation applied a ratio of:

4 new ordinary shares for every 5 existing ordinary shares.

Fractional entitlements
Unless a holding of existing ordinary shares at the record time was exactly divisible by the denominator in the consolidation ratio, a shareholder will have a fractional entitlement to a new ordinary share. Fractional entitlements that have arisen from the GSK Share Consolidation will be aggregated and the resulting new ordinary shares will be sold in the open market, as soon as practicable, at the best price reasonably obtainable, and the net proceeds will be paid to each relevant shareholder according to his or her entitlement.

Total number of voting rights
Following the Issuance and the GSK Share Consolidation, and in accordance with the requirements of the FCA’s Disclosure Guidance and Transparency Rule 5.6.1A, GSK hereby notifies the market that GSK’s issued share capital as at 8.00 am on Tuesday 19 July 2022 will consist of 4,311,276,836 ordinary shares of 31¼ pence each (including 243,924,760 ordinary shares held in treasury). Therefore, the total number of voting rights in GSK as at 19 July 2022 is 4,067,352,076.

The above figure may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the GSK Group under the FCA's Disclosure Guidance and Transparency Rules. Notifications may be sent to company.secretary@gsk.com.

Dividends
GSK has previously stated that it expected to declare a 27p per share dividend for the first half of 2022, a 22p per share dividend for the second half of 2022 and a 45p per share dividend for 2023, but that these targeted dividends per share would increase in step with the GSK Share Consolidation to maintain the same aggregate dividend pay-out in absolute Pound Sterling terms. Accordingly, using the consolidation ratio, GSK’s expected dividend for the second quarter of 2022 converts to 16.25p per new ordinary share (taking into account the dividend of 14p per share paid for the first quarter of 2022), the expected dividend for the second half of 2022 converts to 27.5p per new ordinary share and the expected dividend for 2023 converts to 56.25p per new ordinary share. GSK expects to publish its results for the second quarter of 2022 on Wednesday 27 July 2022 which will confirm the dividend to be declared for that quarter.

American Depositary Shares (ADSs)
The GSK Share Consolidation will not result in a change to the ratio of GSK shares represented by each GSK ADS. However, following the GSK Share Consolidation becoming effective, the existing GSK shares held by the ADS Depositary will be replaced with a smaller number of new GSK shares. As a result, GSK ADS holders will, upon cancellation of their existing GSK ADSs, be issued with and receive 4 new GSK ADSs for every 5 existing GSK ADSs.

It is expected that “regular-way” trading with respect to existing GSK ADSs will end at market open on Tuesday 19 July 2022 and that “regular-way” trading with respect to new GSK ADSs will commence on the New York Stock Exchange (the “NYSE”) at market open on Friday 22 July 2022. In addition, it is expected that new GSK ADSs will begin trading on a “when-issued” basis on the NYSE from market open on Tuesday 19 July 2022 and continue up to and including Thursday 21 July 2022. New GSK ADSs will trade under the CUSIP number 37733W204.

Further details on the impact of the GSK Share Consolidation on GSK ADS holders are provided in the Circular, which is available on GSK’s website at www.gsk.com/demerger.

Victoria Whyte
Company Secretary
18 July 2022

Expected Timetable of Principal Events
The times and dates set out in the timetable below and throughout this announcement are indicative only and based on GSK’s current expectations and may be subject to change without further notice.

Event	Time and date(1)
GSK Admission and commencement of dealings in New GSK Shares on the LSE	8.00 a.m. on Tuesday 19 July 2022
CREST accounts credited in respect of New GSK Shares in uncertificated form	As soon as practicable after 8.00 a.m. on Tuesday 19 July 2022
Admission and commencement of dealings in new GSK ADSs on the NYSE	9.30 a.m. New York City time on Friday 22 July 2022
Opening of the GSK ADS issuance and cancellation books(2)	8.00 a.m. New York City time on Monday 25 July 2022
Latest date for despatch of: - definitive share certificates (where applicable) for New GSK Shares in certificated form to Qualifying Shareholders on the GSK Share Register	By Monday 1 August 2022
- CSN statements for GSK CSN(3)	By Monday 1 August 2022
Posting of payment advice, CREST accounts credited or payment by electronic payment in respect of fractional entitlements arising from the GSK Share Consolidation	Week commencing Monday 1 August 2022

Notes
(1)
Unless otherwise indicated, all references to time in this timetable are to UK time.
(2)
The Depositary will suspend the issuance and cancellation of GSK ADSs from Thursday 14 July 2022 until Monday 25 July 2022. This means that during this time, you will not be able to convert your GSK ADSs into GSK Shares, surrender your GSK ADSs and receive underlying GSK Shares, or deposit your GSK Shares and receive GSK ADSs. However, the closing of the issuance and cancellation books does not impact trading, and you may continue to trade your GSK ADSs during this period.
(3)
For CSN Shareholders who have a Shareview Portfolio account, and have not elected for paper statements to be issued to them, the CSN statements will only be made available electronically via their account.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com/en-gb/company/

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madeleine Breckon	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the Company's Annual Report on Form 20-F for 2021, GSK’s Q1 Results for 2022 and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 18, 2022

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc